NOVAWEST RESOURCES INC.

05006934

News Release

For Immediate Release

SUPPL RECEIVED 2005 MAR 31 P 1:1
PROCESSED APR 04 2005 THOMSON FINANCIAL

Massive Sulfides Drilled On Raglan And South Raglan Horizons In 2004 Novawest-Cascadia Drilling, Raglan Belt, Nunavik

Vancouver, Friday March 4 2005, 12:30 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), is pleased to present the following report which completes a series of releases describing exploration results from the 2004 Raglan project partnered by Novawest Resources Inc. and Cascadia International Resources Inc. in northern Quebec. Drilling results along the Raglan and South Raglan Horizons are described. Major Drilling completed a regional, 53 hole, 8878m drilling program from June to September 2004. More details including all drillhole geochemical results and hole location details from last season's drilling are presented on Novawest's website (www.novawest.com)

Drill targets in 2004 were selected based on data collected since 1997 by Novawest. The data are based on geological mapping, prospecting, lithogeochemistry, ground geophysics, drilling and a comprehensive 2003 Aeroquest airborne magnetic / electromagnetic survey.

Mafic-ultramafic intrusions along the **Raglan Horizon** were drill tested in 3 sheets over a 32 km strike length in 2004. The Romeo sills on the **South Raglan Horizon** extend westerly for more than 42 kilometres from just 300 metres south of the Cross Lake and C1-C2-C3 Ni-Cu-PGE deposits held by Falconbridge Ltd. The Romeo sills are about 5 kilometres north of the Delta mafic-ultramafic complex and the Bravo and Echo occurrences.

Compared to the Echo, Bravo and Delta complexes to the south, evidence of magmatic sulfide deposit formation in these northern mafic-ultramafic intrusions is much less obvious in outcrops and sampling. Previous Novawest mapping and sampling identified disseminated and massive sulfide occurrences adjacent ultramafic intrusion margins along the **South Raglan** and **Raglan Horizons.** Lithogeochemical results were used in target selection, however, AeroTEM responses on basal margins of intrusions was the principal targeting technique. Only a few of the targets identified on the Raglan and South Raglan horizons were drill tested in 2004. Results will greatly assist future drill target selection.

In 2004, 5 holes totalling 1003.8 metres were drilled by Novawest and Cascadia on **Raglan Horizon** targets **in the Thunder Property** and are briefly described as follows.

NWT04-1, (178 azimuth, -54 inclination, 105 metres), tested a 31 siemens off-time conductivity AeroTEM™ response at the base of a localized, magnetic high. The hole drilled in gabbro to 26.2 metres then sectioned peridotite to 72.1m. Sandstone and siltstone beds from 72.1 to 81.15 metres overlay graphitic argillites to the end of the hole. These graphitic argillites directly correlate to the AeroTEM™ response. No significant indications of magmatic sulfides are evident in this hole.

NWT04-2, (181 azimuth, -55 inclination, 121.8 metres), and **NWT04-3**, (180 azimuth, -67 inclination, 246 metres, collared 75 metres south of NWT04-2), were drilled on a section 1.7 kilometres west of NWT04-01. The targets were 24 siemens hangingwall and 34 siemens footwall AeroTEM™ responses flanking a magnetic high. Each hole collared in Chukotat Group basaltic komatiite before passing into thick massive sedimentary pyrite (hole **2:** 113.83 to 121.75 metres and premature end of hole; hole **3**: 60.7 to 74.9 metres). NWT04-3 then sectioned graphitic argillite and argillite to 121.1 metres in the hangingwall to the Raglan Horizon intrusions. Gabbro from 121.1 to 132.6 metres and peridotite to 191.8 metres are representatives of the Cross Lake Member for Raglan Horizon intrusions. Footwall argillite grades into thick graphitic argillite (198 to 246 metres), the footwall conductor. No significant indications of magmatic sulfides are evident in these holes.

NWT04-4, (180 azimuth, -55 inclination, 222 metres), tested 36 siemens and 60 siemens off-time conductivity AeroTEM™ responses. The hole started in peridotite then hit thick, conductive beds of pyrite-graphitic argillite-chert (39.6 to 52.4 metres). Peridotitic and ultramafic flows from 52.4 to 118.3 metres represent the host for potentially favourable magmatic sulfide mineralization. The remainder of the hole consists of sulphide-bearing graphitic argillites. No significant indications of magmatic sulfides are evident in this hole.

NWT04-5, (vertical inclination, 309 metres), was spotted just south of the regional synclinal fold axis within a linear magnetic high coincident with a trend of 10 siemens off-time conductivity responses. The hole collared in gabbro and at 15.8 metres passed into peridotite to 55.25 metres. High magnesium tholeiitic basalts were encountered to 214 metres then the hole continued in komatiitic basalt to the end of the hole. The targeted Raglan Horizon in the primary flexure at the base of the Chukotat Group remains to be tested with a deepening of this hole.

Six holes totalling 948.6 metres were drilled by Novawest/Cascadia on the Romeo I and Romeo II sills in the northeastern part of the Main Block Property as part of the regional, 53 hole, 8878 metres program. The Romeo I and Romeo II sills are regionally extensive features of the **South Raglan Horizon** that extend for 33 kilometres across the Main Claim Block and continue eastwards for at least 9 kilometres where they are an integral part of the Raglan Horizon Cross Lake stratigraphy. On Novawest/Cascadia's Main Block Property, the Romeo I sill is 400 to 500 metres thick and is 200 to 400 metres stratigraphically below the 200 to 300 thick Romeo II sill. The Romeo II sill is less than 300 metres stratigraphically below Raglan Horizon mineralized ultramafic intrusions at the Cross Lake-C1-C2-C3 deposits. Across the Main Block, the Romeo "sills" are slightly transgressive to the sedimentary-volcanic stratigraphy. Locally the sills host geochemically elevated copper and nickel values in grab samples from disseminated sulfide occurrences.

Two holes **(NW04-30 and 33)** were targeted on the **Romeo I** sill on the eastern side of the Main Block where the north-south Cross Lake faults have dextrally offset the sill by 1.3 kilometres. The Cross Lake faults are considered significant regional features. Raglan Horizon deposits of Falconbridge Ltd. all occur to the east of the faults and Cu-Ni-PGE mineralized grab samples were discovered by Novawest prospectors 3 kilometres north of the Cross Lake deposit along the faults in September 2004 on Novawest's True North property (November 19, 2004 Novawest news release).

NW04-30, (180 azimuth, -55 inclination, 129 metres), was collared to test a 20 siemens off-time conductivity AeroTEM™ response at the base of the Romeo I sill immediately east of the Cross Lake faults. Romeo I sill peridotite was drilled to 50.2 metres with a pyroxenite-argillite-chert border zone to 55.4 metres. No significant magmatic sulfide mineralization was observed in the ultramafics. The remainder of the hole was in Povungnituk Group high magnesium tholeiitic basalts, conglomerate, argillites, cherts, sulfidic cherts (73.7 to 79.8 metres) and graphitic argillite (88.8 to 102.2 metres). The AeroTEM™ conductor are the sulfidic cherts and graphitic argillite.

NW04-33, (135 azimuth, -55 inclination, 63.6 metres), was planned to test the magnetically inferred base of the Romeo I sill where a 385 siemens off-time conductivity AeroTEM™ response occurs just west of the main offset along the Cross Lake faults. The hole drilled a melange of <2 metre fault slices of silicified mafic volcanics, chert, carbonate rock, conglomerate, argillite, greywacke down to 44.3 metres. The remainder of the hole was in mafic ash and lapilli tuff. The hole was terminated because faulting along the Cross Lake faults had locally offset the base of the Romeo I sill.

Four holes were drilled on a section through the **Romeo IIsill** where a 6 siemens off-time conductivity mid-sill AeroTEM™ response and a 27 siemens off-time conductivity basal sill response are present. Different footwall units were encountered in contact with the basal sill in each hole.

NW04-34, (180 azimuth, -55 inclination, 114 metres) and **NW04-36**, (180 azimuth, -58 inclination, 198 metres) were collared at the one location to test the two AeroTEM™ responses. When NW04-34 was lost before reaching the basal contact, the head was steepened 3 degrees to successfully complete the objective. Both holes were in pyroxenite-gabbro-granophyre before passing into peridotite from 40.5 to 174.1 metres. Argillite and greywacke footwall from 174.1 to 193.4 metres overlays Povungnituk alkaline mafic volcanics. Disseminated to blebby magmatic sulfides in the basal 4 metres of the peridotite in NW04-36 did not yield significant assay results. These lab results from the basal sulfides were not immediately available so the head was inclined to –75 degrees and **NW04-38**, (180 azimuth, -75 inclination, 297 metres) was drilled. Pyroxenites and gabbros cap peridotite (43.5 to 192.3 metres). Lapilli and ash tuff (192.3 to 243.1 metres) makes up the footwall of a 4 metre thick basal peridotite layer with disseminated and blebby sulfides. The remainder of the footwall units in NW04-38 are non-conductive

alkaline mafic volcanics, lapilli tuff argillite and chert. The only apparent conductor that would correlate with the 27 siemens AeroTEM response is the sulfidic basal peridotite. **NW04-41**, (180 azimuth, -55 inclination, 147 metres), was then collared 117m metres to the south of holes NW04-34, -36 and –38 to test the base of the peridotite. Trace disseminated sulfides occur in the basal peridotite from 70.0 to 72.2 metres. These sulfides also did not yield significant assay results. The footwall units to the peridotite are alkaline mafic volcanics with minor interflow lapilli tuff and sandstone units.

Seven holes totalling 1204.5 metres were drilled on the northern part of the Main Block Property as part of the regional, 53 hole, 8878m program. Drilling took place in the **Manon, Spartan South and Lac Nuvilik areas.**

NW04-43, (180 azimuth, -55 inclination, 156 metres), was drilled in the **Manon** area near the top of the Povungnituk Group and within 300 metres of the the Raglan Horizon. The targets were sulfidic sediment hosted intrusions with a locally strong 45 siemens off-time conductivity response. The hole collared in Povungnituk Group graphitic argillites to 19.5m then drilled gabbro to 52.7m. A sequence of south-facing, overturned beds dipping 60 degrees north from 52.7 to 69.9m includes sandstone, chert, thin massive pyrite-pyrrhotite beds and sulphidic argillite. Massive sulphide and sulfidic argillites beds from 54 to 69.9m correspond to the 45 siemens AeroTEM™ response. The hole ended in gabbro with a basal section from 69.9 to 76 metres containing basal disseminated pyrite-pyrrhotite. Facing directions are consistent with a local facing reversal due to minor folding mapped by the Geological Survey of Canada to the east.

Five holes were drilled on 3 sections over a 7.3 kilometres strike length of **Raglan Horizon** in the **Spartan South** area along the northern portion of the Main Block. Targets were selected in part using high of-time conductivity responses AeroTEM™ responses on the edges of a peridotitic-type magnetic high in sulfidic sediments immediately below the base of Chukotat Group volcanics (ie: the **Raglan Horizon**).

Thrust-fault repeated **Raglan Horizon** stratigraphy was first sectioned by a 3 drill hole fence located 15.4 km west of Falconbridge's Cross Lake deposit. The northern-most hole on this fence, **NW04-44**, (180 azimuth, -55 inclination, 147 metres), sectioned Chukotat Group komatiitic basalts dipping 65 degrees north and determined a 24 siemens off-time conductivity AeroTEM™ response correlates to a thin graphite-pyrite-pyrrhotite interflow horizon (111.29-111.49m). **NW04-45**, (180 azimuth, -55 inclination, 129 metres) and **NW04-46**, (180 azimuth, -85 inclination, 161 metres) were drilled from the same setup, 244m south of NW04-44, to test a mag high flanked by 46 and 47 siemens off-time conductivity AeroTEM™ responses. Both holes collared in basal Chukotat Group variolitic komatiitic basalts before passing into a >20 metre thick massive pyrite-pyrrhotite bedded sequence hosting an 80 metre thick peridotite-gabbro layered sill. In this location, bedded massive sulfides are about 6m thick above the sill and 16 to 26 metres thick below the peridotite. The bedded massive sulfides on each side of the magnetic sill directly correlate to the AeroTEM™ responses flanking the magnetic high. A 10 metre thick greywacke-argillite unit below the massive sulfides overlies the Povungnituk Group high magnesium tholeiitic basalts. On this drill-hole fence, rock units near the Chukotat-Povungnituk boundary dip 50 degrees north near surface and shallows to 35 degrees north within 100 metres of surface. This drill fence demonstrates that drill hole targeting succeeded in providing a site along the **Raglan Horizon** where massive sulfides are in contact with both the top and bottom of a layered peridotite-gabbro sill. This is a technical drilling success. However, negligible intrusion-hosted sulfide mineralization and geochemical indicators demonstrate there was minimal interaction locally between the peridotite and massive sulfides. The magnetic high associated with the peridotite-gabbro sill is traceable eastwards from this section in airborne geophysical results for at least 24 kilometres. Of particular interest are geochemically anomalous grab sample surface samples (up to 1.2%Ni, 0.96% Cu, 2.8 g/t Pt+Pd, 10.5% S) on the True North claims reported in the November 19, 2005 Novawest news release that occur along this magnetic high feature 15 kilometres east of this drill-fence and 3km north of the Cross Lake deposit.

NW04-47, (180 azimuth, -55 inclination, 173.5 metres) tested the **Raglan Horizon** on a section 1125m west of the previous 3-hole fence. The geophysical targets were 38 siemens and 44 siemens off-time conductivity AeroTEM™ responses on each side of a gabbro-peridotite-type magnetic response. The hole collared in Chukotat Group komatiitic basalt. The hangingwall 38 siemens response is caused by massive pyrite and pyrrhotite from 35.97 to 39.96m. Gabbro with disseminated to blebby pyrite-pyrrhotite (39.96-61.35m) grades into peridotite with a base at 103.42m. The basal peridotite from 100 to 103.42m contains disseminated pyrite-pyrrhotite. A 15 metre thick set of massive pyrite beds containing only minor pyrrhotite (103.42 to 120.70m) correlate to the 44 siemens AeroTEM™ response at the base of the gabbro-peridotite magnetic high. A 5 metre thick sandstone (120.7-125.66m) overlies upper Povungnituk Group high magnesium tholeiitic basalts (125.66 to 170.83m) and the hole ended in a sandstone unit. Rock units dip northerly at 50 to 60 degrees within 100 metres of surface. Intrusion-hosted sulfide mineralization was observed and geochemical indicators demonstrate that there was minimal local interaction between the peridotite and massive sulfides.

NW04-49, (180 azimuth, -55 inclination, 231 metres), tested 3 AeroTEM™ responses on the edges and centre of a magnetic high in sulfidic sediments immediately below the base of the Chukotat Group (ie: the **Raglan Horizon**). This section is 6.2 kilometres west of NW04-47. Correlation of geophysical responses with drill-hole geology indicates that the rock units dip 65 to 70 degrees northerly within 100 metres of surface. NW04-49 drilled in Chukotat Group variolitic komatiitic basalts from surface to 60 metres. Basal, disseminated to blebby iron sulfides (46 to 60m) and sulfidic-graphitic argillites (60 to 72.3m) that include a massive pyrite bed (70.6 to 71.2m) correlate to a 43 siemens off-time conductivity response. A 124m thick complex sill has an upper half with fine to medium grained mafic to ultramafic units from 72.3 to 142.75m over a peridotite base (142.75 to 209.5m). The peridotite is in direct contact with a bed of massive pyrite-pyrrhotite (209.5 to 211.65m) with no apparent magmatic sulfide mineralization formation. Massive sulfides and graphitic argillites (209.5 to 231m) correlate to a 41 siemens off-time conductivity response. A 47 siemens off-time conductivity response near the middle of the magnetic high may correlate to an off-hole conductor on or near the top of the peridotite. The hole ended in highly sheared rocks.

NW04-50, (140 azimuth, -55 inclination, 207 metres), tested 2 AeroTEM™ responses flanking a magnetic high in the **Lac Nuvilik area**. Drilling shows that the magnetic high correlates to gabbro-pyroxenite-peridotite sills in sulphidic-graphitic argillites capped by massive pyrite-pyrrhotite (33.25 to 44.15m) below high magnesium tholeiitic basalts. The 44 siemens AeroTEM™ off-time conductivity response corresponds to the 10.9m massive sulfide intersection above the sills. The 51 siemens off-time conductivity response corresponds to the top of the thick (>98m), footwall sulfidic-graphitic argillites at the base of the sills. Consistent, very high (85 to 90 degrees) core-axis angles indicate northwesterly dips of rock units at 30 to 35 degrees. Evidence for magmatic sulfide mineralization was not observed in this drill hole or its geochemical results. This hole sectioned thrust-fault repeated **Raglan Horizon** stratigraphy at the top of the Povungnituk Group, just below the Chukotat Group 3.5 km south of the **Raglan Horizon that was** tested by NW04-44, 45, 46, 47 & 49.

Two holes totalling 360 metres were drilled on the **Kozmo Property** as part of the regional, 53 hole, 8878m program. Raglan Horizon rock occur along the northern edge of the Kozmo Property and Belanger Complex Ultramafics trend onto the southern part of the property. Drilling in 2004 focused on targets in the central part of the property.. Unfavourable late season weather conditions terminated drilling before targets in the Belanger Ultramafics could be tested. Goldbrook's Getty Zone Ni-Cu-PGE sulfide mineralization occurs 4.5 km east of the Kozmo property along-strike in the Belanger Ultramafics.

NWK04-1, (310 azimuth, -55 inclination, 150 metres), tested unexposed Povungnituk Group stratigraphy that presented itself as a sill-like magnetic high with a basal 47 siemens off-time conductivity response. Northwesterly and moderately dipping interbedded alkaline basaltic volcaniclastics and greywacke with common minor magnetite veinlets were intersected throughout the hole. The targeted anomalous magnetic and electromagnetic responses are tentatively attributed to the magnetite veinlets that tested conductive in core samples.

NWK04-2, (180 azimuth, -55 inclination, 210 metres), tested rock units of the Povungnituk Group with a 44 siemens off-time conductivity response adjacent a minor magnetic high that coincides with sulfide-bearing ultramafic outcrops. No mineralized units of interest were encountered. lGraphitic argillites that flank alkaline mafic volcanics from 82.1 to 99.4 metres explain the AeroTEM™ response.

The Novawest/Cascadia 2004 exploration campaign has produced encouraging results consistent with exploration results elsewhere in the Raglan Belt. Drilling and surface mapping have identified several areas that warrant further investigation. Before the 2005 drilling season, Novawest geoscience staff will further evaluate results obtained in 2004 and in previous years and decide on 2005 drill targets, not only for the Delta, Echo and Bravo sites, but also for several other locations in the company's large Raglan land holdings.

Dr. Burkhard Dressler, P.Geo., and Chief Geologist and Vice-President Exploration, Novawest Resources Inc., is Novawest's Qualified Person for this news release.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.

Press Release

For Immediate Release

RECEIVED
2005 MAR 31 P 1:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Raglan Surface Exploration Reports Complete

Vancouver, Friday March 4 2005, 2:15 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), is pleased to announce that the Company's geologists have completed the reports on the surface exploration portion of 2004 Raglan program. A review of the reports provides management with confirmation of the excellent potential associated with Novawest's Raglan land package and the Raglan Belt as a whole.

Novawest's Raglan position of 723 square kilometers is very strategically positioned in the heart of the Raglan camp. The properties cover all three of the Raglan trends striking east to west through the property. Falconbridge Limited's main Raglan holdings hosting their producing Raglan mining operations adjoin Novawest's land package.

An exciting recent development in the Raglan camp saw Goldbrook Ventures Inc., of Vancouver, BC option a portion of its Raglan holdings to one of the world's largest mining companies in a four-year $20 million deal. This bodes well for the value being placed on the potential of the Raglan Camp.

A further set of reports covering the details of the of the diamond drilling also carried out in the 2004 Raglan program is expected to be delivered to Novawest by its geologists on or about March 20, 2005.

Novawest invites the public to visit its website at http://www.novawest.com or e-mail us at novawest@novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.

News Release

For Immediate Release

RECEIVED
2005 MAR 31 P 1:1

High Platinum-Palladium-Copper Assays in Peter's Rock Revisited

Vancouver, Friday March 4 2005, 1:00 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), is pleased to present the following Raglan update. In 1997, the first year of exploration in the Raglan region of northern Quebec, geologists of Novawest Resources Inc. discovered a small showing of strongly mineralized, altered gabbro near the Delta deposits of Falconbridge Ltd. The showing yielded some very impressive assays, the best of which yielded 9.3 % Cu, 9.3 g/t Pt, 26.76 g/t Pd, and 26.7 g/t Ag. The showing became known as Peter's Rock.

Efforts in 1998 and 2003, including one drill hole (NW03-3) totaling 212 m, failed to extend the showing on surface or below surface. The disappointing results led some members of Novawest's crew to write off the showing as a large block transported to its present position by glaciers during the last ice age. However, not all staff were of this opinion.

In 2004, the showing and the immediate area around it was revisited by one of Novawest's senior geologists. He was successful in finding 7 mineralized boulders and blocks in an area about 20 by 60 m in size close to Peter's Rock. Samples taken from the boulders yielded some very impressive results of up to about 6% Cu and over 120-g/t platinum. The results are presented in the Table accompanying this news release. The number of mineralized boulders and blocks in a relatively large area allows a tentative interpretation of the blocks as frost heave.

The mineralization in the new showings consists mainly of chalcopyrite. An example is shown in the thin section photograph shown on the Novawest website (www.novawest.com). No platinum group minerals have been discovered so far under the ore microscope. However, efforts continue in the laboratory and results, if successful, will be published in a future news release. Novawest's staff is aware that the extraordinary results of sample B373260 are based on a nugget effect. Nevertheless, the 2004 assays from the newly discovered showings have renewed the interest in the Peter's Rock area. The showings will be tested by several short drill holes in the upcoming field season.

A geological map of the area of interest is part of this communication. It borders on the Falconbridge/Melkior claim block to the east and includes an insert map of the Peter's rock area with the locations of analyzed samples. The Falconbridge/Melkior claim block contains deposits of 817,000 tons grading 3.05% Ni, 1.26% Cu, and 2.6 g/t Pt+Pd in two distinct zones (D8 and D9) along a shear zone. Recently, Melkior and Falconbridge have identified additional resources of 205,800 tons averaging 2.63% Ni, 1.15% Cu, and 2.46 g/t Pt + Pd.

Sample	Ni (%)	Cu (%)	Co (%)	Pt (g/t)	Pd (g/t)	Au (g/t)
(B3)73260	0.0652	5.99	0.0017	127.5	21.9	0.41
(B3)73261	0.125	5.14	0.0018	0.118	0.014	<0.001
(B3)73262	0.047	2.97	0.0006	2.31	6.69	1.08
(B3)73263	0.066	2.97	0.0023	2.08	5.32	1.945
(B3)73264	0.046	2.06	0.0009	2.87	6.93	0.337
(B3)73266	0.080	0.4	0.0055	0.249	0.551	0.062
(B3)73267	0.037	0.09	0.0037	0.057	0.119	0.01

Figure caption: Chalcopyrite in deformed gabbro. Reflective light image is approximately 5 mm long.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.

News Release

For Immediate Release

RECEIVED
2005 MAR 31 P 1:47

SOLANO DRILLING TO COMMENCE

Vancouver, Wednesday March 23 2005, 10:15 a.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), reports that as part of its overall exploration plans for 2005, the Company will commence a spring drill program on the Solano Gold Project beginning March 24th. A contractor has been engaged to clear a 6 km road onto the drill site and mobilize the drill rig. The drill program is intended to further test a drill target that was located in the fall of 2004 when a single drill hole returned numerous sections of anomalous gold mineralization over an entire length of 134.3 metres (from 113.7m – 248m). While the hole was left open at depth, the highest assay values were clearly returned from 232m on, and this initial drill hole indicates the possibility of numerous parallel zones of gold mineralization. The gold mineralization assayed from trace to 2.07 grams gold per ton.

Novawest has a 100% interest (subject to a 2% NSR) in the Solano Gold Project. The property straddles both Baden and Argyle Townships in the Larder Lake Mining District, Ontario and is situated in the Matachewan/Larder Lake gold camp, approximately 35 miles west of Kirkland Lake, on Highway 66. The Solano Gold Project contains several historic gold showings dating back to 1917, including some underground workings from the years 1927-35. The early work identified several vein systems on the property.

The Kirkland Lake gold camp and the nearby Timmins gold camp are recognized as two of the world's most significant sources of gold. To date, they have collectively produced approximately 100 million ounces of gold. A few of the present and past producers from these two camps include the Hollinger (19.4 million oz. of gold), Dome (10.0 million oz. of gold), McIntyre (10.6 million oz. of gold), Kerr Addison (10.1 million oz. of gold), and the Lake Shore (8.5 million oz. of gold).

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)32(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.